UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

December 30, 2002
Date of Report (Date of earliest event reported)

ROADWAY CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number 000-32821

Delaware	**34-1956254**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1077 Gorge Boulevard
Akron, Ohio 44310
(Address of principal executive offices)
(Zip Code)

(330) 384-1717
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 5. Other Events and Required Regulation FD Disclosure.

On December 30, 2002, Roadway Corporation ("Roadway") announced that it has entered into an agreement to sell its Arnold Transportation Services subsidiary to a management group led by Michael S. Walters, the unit's president and chief executive officer and private equity firm, Jefferies Capital Partners. The transaction is expected to be completed in the first quarter of 2003, subject to regulatory approvals and satisfaction of customary closing conditions. The transaction is valued at approximately $55 million.

Roadway's press release relating to this agreement is filed as Exhibit 99.1 to this current report and is incorporated by reference into this Item.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits

The exhibit listed on the Exhibit Index on page 4 of this Form 8-K is filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ROADWAY CORPORATION
(Registrant)

Date: January 9, 2003

By: /s/ John G. Coleman

John G. Coleman
Controller

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 30, 2002. Filed herewith.